SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-12711

NOTIFICATION OF LATE FILING

☐Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	BitNile Holdings, Inc.
Address of principal executive office	11411 Southern Highlands Parkway, Suite 240
City, state and zip code	Las Vegas, NV 89141

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒

(a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)     The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)      The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the fiscal quarter ended June 30, 2022 has imposed requirements that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Kenneth S. Cragun	(949)	444-5464
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s revenue decreased to approximately $50.2 million for the six months ended June 30, 2022, representing a decrease of $25.2 million compared to approximately $75.4 million for the six months ended June 30, 2021. The registrant’s loss from operations was approximately $22.9 million for the six months ended June 30, 2022, a decrease of $70.0 million compared to income from operations of approximately $47.0 million for the six months ended June 30, 2021.

The decrease in revenue from the six months ended June 30, 2022, was due to lower revenue from lending and trading activities of approximately $39.6 million, compared to the six months ended June 30, 2021. Revenue from lending and trading activities during the six months ended June 30, 2021 included an approximate $40 million unrealized gain from the registrant’s investment in Alzamend Neuro, Inc., a related party. The decline in revenue from lending and trading activities was partially offset by an increase in the registrant’s cryptocurrency mining operations of $7.1 million, and an increase in revenue from hotel operations of $7.3 million. The registrant acquired the hotel assets in December 2021.

The registrant’s operating expenses increased to approximately $50.0 million for the six months ended June 30, 2022, representing an increase of $33.0 million compared to approximately $17.0 million for the six months ended June 30, 2021.

The increase in operating expenses from the six months ended June 30, 2022, was due to the following:

•	Research and development expenses increased by $0.3 million to $1.4 million for the six months ended June 30, 2022, from $1.1 million for the six months ended June 30, 2021. The increase in research and development expenses is due to product development efforts at the registrant’s TurnOnGreen and Gresham Worldwide defense business segments.

•	Selling and marketing expenses were $13.5 million for the six months ended June 30, 2022, compared to $2.7 million for the six months ended June 30, 2021, an increase of $10.7 million, or 390%. The increase was the result of higher marketing costs related to an advertising sponsorship agreement as well as increases in sales and marketing personnel, consultants primarily at the registrant’s Ault Alliance business segment. The increase is also attributable to costs incurred at to grow the registrant’s selling and marketing infrastructure related to its electric vehicle charger products.

•	General and administrative expenses were $32.7 million for the six months ended June 30, 2022, compared to $13.1 million for the six months ended June 30, 2021, an increase of $19.6 million, or 150%. General and administrative expenses increased from the comparative prior period, mainly due to general and administrative costs of $3.7 million from the registrant’s hotel operations, which were acquired in December 2021, non-cash stock compensation costs of $3.6 million, increased costs related to the Michigan data center, and higher legal expense, salaries and audit fees.

Interest expense was $31.9 million for the six months ended June 30, 2022, compared to $0.3 million for the six months ended June 30, 2021. The increase in interest expense relates to the $66.0 million of secured promissory notes issued in December 2021, which were fully paid in March 2022. Interest expense from these notes included the amortization of debt discount of $26.3 million from the issuance of warrants, a non-cash charge, and original issue discount, in connection with these secured promissory notes. In addition, the increase in interest expense is due, in part, to interest on the $55.1 million construction loans related to the December 2021 acquisition of hotel properties.

The registrant’s net loss available to common stockholders was approximately $52.1 million for the six months ended June 30, 2022, representing an decline of $96.3 million, compared to net income available to common stockholders of approximately $44.2 million for the six months ended June 30, 2021.

BITNILE HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 15, 2022	/s/ Kenneth S. Cragun
By: Kenneth S. Cragun
Title: Chief Financial Officer